

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

Via E-mail
Christopher D. Brady
President
Chart Acquisition Corp.
c/o The Chart Group, LLC
75 Rockefeller Plaza, 14th Floor
New York, NY 10019

> **Re: Chart Acquisition Corp.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed November 30, 2012**
> **File No. 333-177280**

Dear Mr. Brady:

We have reviewed your responses to the comments in our letter dated November 29, 2012 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

Prospectus Summary, page 1

The Offering, page 6

Warrant Tender Offer, page 16

1. We note your response to prior comment 1 of our November 29, 2012 letter. It appears that if the consummation of the warrant tender offer is conditioned upon the consummation of the business combination, then the failure to consummate the business combination would eliminate the benefits of your first stated purpose and would not prevent the negative result of your second stated purpose. Thus, please revise to clarify the foregoing. Also, we note that given the conditioning of the offer upon the business combination, it appears that warrantholders who are also shareholders would be incentivized to vote for approval of a business combination so their warrants would be purchased at $0.60 per warrant instead of liquidated at $0.30 per warrant: please disclose this.

2. We note your response to prior comment 6. Please note that, as we stated above in comment 1, we believe the company would benefit from a successful warrant tender offer because it would allow it to complete a business combination. We also note that to the extent you provide the additional disclosure you referenced in your response to prior comment 7, much of that additional disclosure would have to be provided by the

company. Finally, we note your acknowledgment that the sponsor and Mr. Wright exercise certain control over the company. Thus, please provide us with further analysis of whether the company is a named bidder of the warrant tender offer. In the analysis, please be sure to address the roles that the sponsor and Mr. Wright would hold with the company, whether through share ownership, board representation or management control.

3. Please disclose the substance of your responses to prior comments 7 and 8.

4. We disagree with your response to prior comment 9. Your disclosure of the warrant tender offer in the registration statement is sufficient to constitute a public announcement of that tender offer. See Rule 165 telephone interpretations A.1 and A.2 and Rule 14e-5 telephone interpretation L.1 each available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm your understanding.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
       Douglas S. Ellenoff, Esq.
       Ellenoff Grossman & Schole LLP